Exhibit 99.3

EXTRACTS FROM THE FREE ENGLISH TRANSLATION OF THE SECURITIES NOTE

This document does not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Section B – Issuer

B.4a	Main recent trends with repercussions for the issuer and its lines of business	Financial Restructuring Group’s debt structure As of December 31, 2017, the Group’s financial indebtedness was, notably, as follows:
		(i)	secured financial debt, composed of:

			i.	a revolving credit facility agreement pursuant to a multicurrency revolving facility agreement” entered into on July 31, 2013 by the Company (the “French RCF”), which is fully drawn to date;

			ii.	a revolving credit facility agreement pursuant to a credit agreement, entered into on July 15, 2013 by CGG Holding (U.S.) Inc. (the “US RCF”), which is fully drawn to date; and

			iii.	a bullet loan agreement pursuant to a term loan credit agreement, entered into on November 19, 2015 by CGG Holding (U.S.) Inc. (the “TLB 2019”);

(together, the “Secured Loans”);

The Secured Loans benefit from a number of security interests granted by the Company and certain of its subsidiaries (including pledges of the securities accounts of certain subsidiaries) and guarantees granted by certain Group companies.

		(ii)	two series of convertible bonds, namely:

			i.	convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) issued on November 20, 2012 for a total initial amount of €360,000,000, reduced to approximately €34,900,000 (following an exchange transaction with convertible bonds which mature in 2020) due on January 1, 2019 (the “2019 Convertible Bonds”);

			ii.	convertible bonds (issued on June 26, 2015 for a total initial amount of €325,100,000, due on January 1, 2020 (the “2020 Convertible Bonds”, and together with the 2019 Convertible Bonds, the “Convertible Bonds”);

The Convertible Bonds do not benefit from any security interest or guarantees.

		(iii)	Several series of high-yield senior notes issued under US law, namely:

			i.	notes dated April 23, 2014 maturing on May 15, 2020 bearing interest at a rate of 5.875% (the “Senior Notes 2020”)

	ii.	notes dated May 31, 2011, January 20, 2017 and March 13, 2017, maturing on June 1, 2021 bearing interest at a rate of 6.5% (the “Senior Notes 2021”); and

	iii.	notes dated May 1, 2014 maturing on January 15, 2022 bearing interest at a rate of 6.875% (the “Senior Notes 2022” and together with the Senior Notes 2020 and the Senior Notes 2021, the “Senior Notes”).

The Senior Notes benefit from guarantees granted by certain Group companies but do not benefit from any security interest.

(iv)	a leasing contract to finance the operational head office of its subsidiaries CGG Services SAS in Massy, which expires on October 1, 2022.

Therefore, as of December 31, 2017, the financial debt amounted to $2,955,332,566. The table below sets forth a breakdown of the Group’s total financial indebtedness as of December 31, 2017:

Financial debt as of December 31, 2017	Total amount in principal, excluding accrued interests	Accrued interests	IFRS retreatments	Total
Secured Loans
French RCF (EUR tranche)	124,600,000	66,077		124,666,077
French RCF (USD tranche)	160,000,000	81,078	-586,102	159,494,976
US RCF (USD)	161,933,711	439,791	-290,202	162,083,300
TLB 2019 (USD)	337,845,969	202,521	-440,886	337,607,604
Total Secured Loans (in USD1)	809,212,460	802,636	-1,317,190	808,697,906
Senior Notes
Senior Notes 2020 (EUR)	400,000,000	26,502,777	-181,002	426,321,775
Senior Notes 2021 (USD)	675,625,000	46,949,726	-722,088	721,852,638
Senior Notes 2022 (USD)	419,636,000	27,728,032	-161,419	447,202,613
Total Senior Notes (in USD1)	1,574,981,000	106,462,538	-1,100,583	1,680,342,955
Convertible Bonds
Convertible Bonds 2019 (EUR)	34,933,352	435,471	-1,416,764	33,952,059
Convertible Bonds 2020 (EUR)	325,165,550	5,674,807	-28,505,283	302,335,074
Total Convertible Bonds (in EUR)	360,098,902	6,110,278	-29,922,047	336,287,133
Other debts
Leasing (USD)			58,097,646	58,097,646
Other (USD)	4,884,900			4,884,900
Total Other Debts (in USD1)	4,884,900		58,097,646	62,982,546
Total financial debt as of December 31, 2017 (in USD1)	2,820,944,973	114,593,231	19,794,362	2,955,332,566

(1)    On the basis of an exchange rate of €1 = $1.1993.

Since September 30, 2017, the principal amount of our financial indebtedness excluding accrued interest increased by $17 million, including (i) $16.6 million related to the impact of currency exchange rates on our debt denominated in euros, (ii) -$0.6 million related to the payment of the principal amount of certain of our financial indebtedness in accordance with their original payment schedule, and (iii) $1.0 million of new debts incurred between September 30, 2017 and December 31, 2017, bringing the principal amount of our financial indebtedness to $2,820.9 million.

Accrued interest increased over the same period by $27.1 million, including (i) $24.7 million of interest on the Senior Notes, (ii) $2.0 million of interest on the Convertible Bonds and (iii) $0.4 million of interest on the Secured Loans and Other Debts. Taking into account interest accrued minus interest paid over the period, total accrued interest amounted to $114.6 million as of December 31, 2017.

IFRS adjustments increased by $6 million over the same period, including $6.5 million related to amortization/currency exchange rate differences on capitalized costs and -$0.5 million of IFRS debt reduction related to the Galileo property in Massy which is leased. Total IFRS adjustments amounted to $19.8 million as of December 31, 2017.

As of December 31, 2017:

(i)	Senior Notes 2020 traded at a price reflecting a discount of 53.4% compared to their face value;

(ii)	Senior Notes 2021 traded at a price reflecting a discount of 52.9% compared to their face value;

(iii)	Senior Notes 2022 traded at a price reflecting a discount of 52.5% compared to their face value;

(iv)	Convertible Bonds 2019 traded at a price reflecting a discount of 31.3% compared to their face value; and

(v)	Convertible Bonds 2020 traded at a price reflecting a discount of 82.7% compared to their face value.

Discussions with the stakeholders

Following the February 27, 2017 appointment by the President of the Paris Commercial Court of Maître Bourbouloux as mandataire ad hoc, discussions took place with the Group’s principal creditors aimed at reducing the Group’s debt. CGG, some of its principal creditors (including certain ad hoc committees representing holders of the Company’s Secured Debt (the “Ad Hoc Secured Lenders Committee”) and Senior Notes (the “Ad Hoc Senior Noteholders Committee”), and DNCA (in its capacity as long-term institutional shareholder and holder of the Company’s Senior Notes and Convertible Bonds) reached an agreement in principle on a financial restructuring plan on June 1, 2017 and legally binding agreements (a lock-up agreement with the creditors (the “Lock-Up Agreement”) and a restructuring support agreement with the shareholders (the “RSA”)) were signed on June 13, 2017 which confirmed the agreement in principle, whereby the parties thereto have committed to undertake any action reasonably required to implement and carry out the restructuring.

To the Company’s knowledge, as of December 31, 2017, no member of the Ad Hoc Senior Noteholders Committee or of the Ad Hoc Secured Lenders Committee held more than 1 % of the Company’s capital. As of the same date, DNCA held (i) approximately 5.5 % of the total principal amount of the Senior Notes, (ii) approximately 20.7% of the total principal amount of the Convertible Bonds, and (iii) approximately 7.9% of the share capital of the Company.

The draft Safeguard Plan was approved on July 28, 2017 by a vote of the committee of banks and financial institutions, and by a majority of the bondholders, including by DNCA. The works council of the Company also rendered a favorable opinion on the Safeguard Plan at its meeting held on October 2, 2017.

In order to implement the Safeguard Plan, the necessary resolutions were approved by the Company’s general meeting of shareholders on November 13, 2017. The Safeguard Plan was then been sanctioned by a judgment of the Paris Commercial Court on December 1,

2017. The judgment of the Paris Commercial Court sanctioning the Safeguard Plan was then recognized and made enforceable in the United States under the Chapter 15 proceeding on December 21, 2017.

A Chapter 11 plan concerning some of the Group’s foreign subsidiaries, which are debtors or guarantors of the Group’s debt was also been prepared. The subsidiaries involved in the Chapter 11 plan are CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd. The Chapter 11 plan concerning the various classes of creditors subject to Chapter 11 proceedings was confirmed by the relevant US court on October 10, 2017 and the order was entered on October 16, 2017.

For the purpose of this Prospectus Summary, (i) “Restructuring Effective Date” means the date on which all of the conditions relating to the effective nature of the completion of the restructuring plan under the US proceeding of Chapter 11 of the Federal Bankruptcy Code and the safeguard (sauvegarde) have been satisfied or waived, including the completion of all steps required to finalize the Safeguard Plan, such as all the issuances of debt securities and other securities contemplated therein, irrespective of the fact that the deadlines for challenges to the enforcement of the Safeguard Plan have or have not expired, such date being acknowledged by the board of directors or, upon delegation, by the CEO of the Company, and (ii) “Reference Date” means the date corresponding to the last day of the subscription period for the Rights Issue with PSR.

Summary of the main characteristics of the Safeguard Plan The main characteristics of the Safeguard Plan are the following:

•	The substantial reduction of the Company’s gross financial indebtedness by way of equitization of the claims under the Senior Notes and Convertible Bonds
Equitization of the Senior Notes

	•	The claims under the Senior Notes (principal plus accrued interest other than interest referred to below) will be equitized at their face value at a subscription price of €3.12 per new share (the “Creditor Shares 2”) (except for the amount potentially used to backstop the capital increase with preferential subscription right as described below);

	•	Accrued and unpaid interests under the Senior Notes in an amount of $86 million will be paid in new high-yield second lien notes or will be paid in cash over a ten-year period subject to certain terms.
Equitization of the Convertible Bonds

	•	The claims under the Convertible Bonds (principal plus accrued interest other than interest referred to below) will be equitized at their face value at a subscription price of €10.26 per new share (the “Creditor Shares 1”);

	•	Accrued and unpaid interests in an amount of approximately €4.46 million will be paid in cash.

•	A new money injection of up to $500 million

The size of such new money injection was discussed and agreed between the parties on the basis of negative sensitivities vis-à-vis the outlook for 2018 and 2019 and based in particular on a less favorable assumption regarding the price per oil barrel, i.e. a simple stability (as opposed to an increase) of the current level of $50-$55 per barrel, and a lower than expected increase in exploration expenditures (including, in general, the seismic expenses).

Share capital increase with preferential subscription rights for approximately €112 million

	•	A share capital increase with preferential subscription rights, the subject of this summary, would be implemented in an amount of up to approximately €112 million[1] (the “Rights Issue with PSR”) by way of an issue of new shares each with one share warrant attached (the “Warrants #2” and “ABSA”), at a subscription price of €1.56 per ABSA; three Warrants #2 will give the right to subscribe to two new shares at a price of €4.02 per new share, for a 5-year exercise period. This capital increase is backstopped in cash by DNCA Invest and the entities managed by DNCA Finance (the “DNCA Entities”), up to an amount of approximately €71.39 million (for which the DNCA Entities will receive a fee equal to 10 % of the amount backstopped) and by the holders of Senior Notes for the remaining portion of the shares unsubscribed by the shareholders, by way of set-off against their claims.

Issuance of new high yield notes in an amount of up to $375 million

	•	An issuance of new high-yield second lien notes will be implemented for an amount of $375 million with a 6-year maturity, such issuance being subscribed in accordance with a private placement agreement dated June 26, 2017 (the “PPA”); the purchasers of such notes will benefit from an allocation of share warrants giving right to subscribe, with a six-month exercise period and for a subscription price of one euro cent (€0.01) per new share, to 16% of the share capital of the Company on a partially diluted basis after the restructuring transactions (the “Warrants #3”). The new notes will be governed by New York State law, benefit from second-ranking security interests, and bear interest at a rate including a variable component of LIBOR, for the tranche denominated in US dollars, and EURIBOR for the tranche denominated in euros, (in each case, with a floor at 1%) plus 400 bps per annum and PIK of 850 bps per annum (the “New Second Lien Notes”); the subscribers will benefit from a backstop commitment fee equal to 7 % of the total amount subscribed;

	•	This issuance of new notes is backstopped by the members of the Ad Hoc Senior Noteholders (or their transferees) who will receive in this respect a backstop commitment fee equal to 3 % of the total amount of the issuance and share warrants giving the right to subscribe, with a six-month exercise period and for a subscription price of one euro cent (€0.01) per new share, to 1.5% of the share capital of the Company on a partially diluted basis after the restructuring transactions (the “Backstop Warrants”);

	•	The funds raised in cash from (i) the Rights Issue with PSR and (ii) the issue of the New Second Lien Notes and Warrants #3 (net of backstop and commitment fees and other costs, expenses or fees related to the Rights Issue with PSR and to the issue of the New Second Lien Notes and Warrants #3) will be used as indicated in paragraph E.2a below.

•	The free allocation of share warrants to the shareholders with a long exercise period enabling them to benefit from the sector recovery

	•	A share warrant will be allocated for free for each existing share (the “Warrants #1”). Three of such warrants will give right to subscribe, with a four-year exercise period, for four new shares of the Company at a subscription price of €3.12 per new share.

[1]	The equivalent in euros of approximately $125 million, on the basis of the exchange rate as of June 14, 2017, at 12.00 noon, meaning €1 = $1.1206

• The free allocation of share warrants to the members the Ad Hoc Senior Noteholders Committee

• Share warrants will be allocated for free for the benefit of the members of the Ad Hoc Senior Noteholders Committee (the “Coordination Warrants”). Such Coordination Warrants will give right to subscribe, with a six-month exercise period and a subscription price of one euro cent (€0.01) per new share, to 1% of the capital on a partially diluted basis after the restructuring transactions.

• The extension of the maturity of the Secured Loans

• Under certain conditions, the Secured Loans will be partially repaid in an amount of up to $150 million (the “Initial Repayment”) from the proceeds of the New Second Lien Notes and the Rights Issue with PSR described above.

• Claims under the US RCF, the French RCF and the TLB 2019 will be exchanged for new high-yield first lien notes, with a five-year maturity (2023), subject to a potential early repayment in full of the Secured Loans.

• Such new high-yield first lien notes will be governed by the New York State law and issued by CGG Holding (U.S.) Inc., will bear interest at a rate with a floating component of LIBOR (subject to a floor of 100 basis points) plus 650 basis points per year in cash and a PIK interest component determined on the Restructuring Effective Date based on the amounts still outstanding on that date after taking into account the Initial Repayment.

The issuances of Warrants #1, ABSA, Warrants #3, Coordination Warrants and Backstop Warrants are below referred to as the “Issuances Steps”.

The Chapter 11 plan follows the characteristics of the Safeguard Plan described below for the creditors concerned, that is to say the creditors under the Secured Loans and the Senior Notes (the Chapter 11 plan and the Safeguard Plan are together referred to as the “Financial Restructuring Plan”).

Conditions to the implementation of the Safeguard Plan

See paragraph E.3 (Conditions to settlement and delivery).

Financial debt and liquidity after completion of the transactions provided for in the Financial Restructuring Plan

Following the transactions provided for in the Financial Restructuring Plan (including after taking into account the Initial Repayment), the Group will benefit from a balance sheet with a level of gross financial debt reduced from approximately $2.95 billon to approximately $1.2 billion. The maturities of the new notes will be as follows:

Based on the estimated EBITDAs[2] for the year ended December 31, 2017, the net debt to EBITDAs ratio before restructuring costs related to the Transformation Plan[3] (leverage ratio) for the year 2017 will be, immediately after completion of the transactions contemplated in the Safeguard Plan, below 2x, compared to more than 7x in the absence of any financial restructuring.

The impact of the Financial Restructuring Plan on the Group’s liquidity is as follows:

•	the implementation of the Financial Restructuring Plan produces cumulative net savings of financial costs in cash (after interest payments and principal repayments) over the period between 2017 and 2019 of approximately $225 million, after considering the costs related to the restructuring (including legal, financial and expert fees) and the tax impact of the safeguard proceedings;

•	the Group will have an increase in liquidity of approximately $300 million immediately after the implementation of the restructuring, corresponding to the remaining proceeds from (i) the Rights Issue with PSR, assuming it is fully subscribed by the holders of preferential subscription rights and, as the case may be, the DNCA Entities, and (ii) the issuance of the New Second Lien Notes, after payment of the various fees related to placement and backstop and any partial repayment of the Secured Loans;

•	the Group will have the capacity to raise new secured debt in the future, pari passu with the new first lien notes in an amount of up to $200 million, the lenders having agreed to share their security and guarantees up to a maximum amount of $900 million; after the restructuring, the amount of new first lien notes would be approximately $679 million (after taking into account the Initial Repayment).

[2]	EBITDAs is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-Client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our allocation plans. EBITDAs is presented as additional information because it is one measure used by certain investors to determine operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAs differently. EBITDAs is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.
[3]	These correspond to the costs related to the industrial transformation of the group and the financial restructuring. They include the cost of downsizing the Group’s fleet, changes of ownership and renegotiation of the vessel charter contracts, personnel costs, site closure costs and fees and expenses related to the Financial Restructuring.

Governance

Subject to the vote of the Company’s general meeting of shareholders, the structure and composition of the Company’s board of directors after the restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholders Committee who will have become and remain shareholders of the Company.

The structure and composition of the board of directors will have to comply with the AFEP- MEDEF Code and will be put in place promptly, and in any event no later than three months after the Restructuring Effective Date.

It is further specified that certain creditors have made undertakings regarding the composition of the board of directors and the appointment of the CEO (see after the “Undertakings of certain Senior Noteholders”).

Undertakings of the Company and certain of its creditors in the framework of the Safeguard proceedings

(i)	Undertakings of the Company

Bpifrance Participations (which held, as of September 30, 2017, 9.35% of the share capital and 10.90% of the voting rights of the Company) voted in favor of the resolutions required to implement the Financial Restructuring Plan at the general meeting of shareholders held on November 13, 2017 on second notice, in light of the following undertakings made by the Company on October 16, 2017, which were acknowledged by the Commercial Court of Paris in its judgment sanctioning the Safeguard Plan on December 1, 2017:

•	absence of any form of disposal of its significant assets until December 31, 2019 without prior authorization of the Commercial Court of Paris;

•	confirmation that the business plan does not provide for any form of disposal of significant assets held in France or abroad, including by its direct or indirect subsidiaries; should such disposals be likely to result in a substantial change to the means or goals of the draft Safeguard Plan, the Company would have to request prior authorization from the Commercial Court of Paris; the Company will however keep the necessary flexibility to take an active part, as the case may be, in the potential consolidation or other form of evolution that may occur in the seismic acquisition market;

•	absence of any social or industrial restructuring contemplated in France; more precisely, unless otherwise authorized by the Commercial Court of Paris, no implementation of any redundancy plan of the Company in France until December 31, 2019, and maintaining of the decision centers currently located in France for the Company and the French law subsidiaries it controls, including the Company’s registered office until December 31, 2022; and

•	absence of any measure to oppose the governance undertakings made by the Signatory Creditors (as defined below) and discussed hereafter, and participation of Bpifrance Participations in the discussions that will take place notably with the Signatory Creditors with respect to the new composition of the Company’s board of directors.

(ii)	Undertakings of certain Senior Noteholders

Each of (i) Attestor Capital LLP [4], (ii) Boussard & Gavaudan Asset Management LP [5], and (iii) DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV [6] (each, a “Signatory Creditor”) agreed on the following undertakings, on October 16, 2017, upon request from the Direction Générale des Entreprises, which were acknowledged by the Commercial Court of Paris in its judgment sanctioning the Safeguard Plan on December 1, 2017:

•	to have Bpifrance Participations involved in the discussions that will be notably held with each of the Signatory Creditors regarding the Company’s board of directors’ new composition, in accordance with the provisions of the Lock-Up Agreement;

•	to vote, during the first ordinary shareholders’ meeting of the Company that will occur after the closing of the financial restructuring, in favor of the designation as director of candidates which will have been agreed between the Company’s current board of directors and the relevant Signatory Creditor in the context of the above referred process;

•	absence of representation of a Signatory Creditor (including its affiliates or related persons) on the Company’s board of directors, unless it (i) holds 10% or more of the Company’s share capital or (ii) demonstrates the existence of fiduciary duties (including the duties of the relevant funds’ management companies to manage the money entrusted to them by investors in the best interest of such investors);

•	to vote in favor of any draft resolutions and, if necessary, submit any draft resolutions to the shareholders’ meeting in order to maintain the Company’s board of directors composed of 60% of independent directors and that such composition of the board continues to reflect, in accordance with the current situation, the diversity of geographical origins of the members of the board of directors, while complying with the Company’s registered office location;

•	to vote in favor of any draft resolutions and, if necessary, submit any draft resolutions to the shareholders’ meeting in order to ensure that the Company’s articles of association provide that any chief executive officer (directeur général) succeeding, as the case may be, the current chief executive officer (directeur général), will have his main place of residence located in France.

The above mentioned undertakings of each of the Signatory Creditors will become effective when all the transactions provided by the Safeguard Plan are completed (with the exception of the first undertaking which took effect as from countersignature of the letter by the Signatory Creditors). The undertakings will remain valid until December 31, 2019, subject to the corresponding Signatory Creditor remaining a shareholder of the Company.

The trustee in charge of overseeing the implementation of the plan (commissaire à l’exécution du plan) will issue a yearly report on the compliance with the undertakings of the Signatory Creditors and the Company described above, in accordance with applicable laws and regulations.

Each of the Signatory Creditors declared that it is not acting in concert with any other Signatory Creditor, with Bpifrance Participations, or with any other third party.

Challenge of the draft safeguard plan by certain Convertible Bonds holders

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed an appeal against the draft Safeguard Plan adopted by the committee of banks and assimilated creditors, and by the sole general meeting of bondholders on July 28, 2017.

[4]	Attestor Capital LLP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold Senior Notes for a total amount of $118,918,787 and do not hold any share or Convertible Bonds of the Company.
[5]	Boussard & Gavaudan Asset Management LP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates hold Senior Notes for a total amount of $173,971,173 and Convertible Bonds for a total amount of €23,314,383. However, they do not hold any share of the Company.
[6]	DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV, and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold (i) approximately 5.5% of the total amount in principal of the Senior Notes, (ii) approximately 20.7% of the total amount in principal of the Convertible Bonds, and (iii) approximately 7.9% of the share capital of the Company.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenged the treatment of their claims provided for in the draft Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bond and the Senior Noteholders are not justified by the differences in their situations and would be, in any event, disproportionate.

On December 1, 2017, the Paris Commercial Court dismissed the claim of the holders of Convertible Bonds, and sanctioned the Safeguard Plan. Four of such holders, Delta Alternative Management, Schelcher Prince Gestion, La Financière de l’Europe and HMG Finance, appealed against the judgement declaring their claims inadmissible. The appeal will be examined by the Paris Court of Appeals at a hearing scheduled for March 29, 2018.

As the enforcement of the judgment sanctioning the Safeguard Plan will not be suspended while the appeal is pending, the Company believes that the restructuring transactions provided for by the Safeguard Plan should be implemented without delay. However, the appellants could, provided that the grounds invoked in their appeal are deemed sufficient, make a request to the chief justice of the Paris Court of Appeals for injunctive relief to prevent the execution of the Commercial Court’s judgement sanctioning the Safeguard Plan. If such a request were granted, the implementation of the Safeguard Plan would be delayed. Although the Company believes that the risk of the appellants being granted such injunctive relief prior to the implementation of the Safeguard Plan is limited, such risk cannot be excluded.

Following the completion of the transactions contemplated by the Safeguard Plan, if the Court of Appeal were to accept the requests of the appellants and reverse the judgement of the Commercial Court sanctioning the Safeguard Plan, such decision could theoretically result in the nullification of the implementation of the Safeguard Plan with retroactive effect. However, such nullification may be impossible to implement in the context of a public offer.

Furthermore, on December 29, 2017, Mr. Jean Gatty, in his capacity as representative of certain holders of Convertible Bonds, together with JG Capital Management, in its capacity as manager of JG Partners, a holder of Convertible Bonds, filed third party proceedings against the judgement sanctioning the Safeguard Plan. This appeal, which does not suspend the enforcement of the judgement sanctioning the Safeguard Plan, is scheduled to be examined by the Paris Commercial Court on February 12, 2018.

If the Commercial Court were to accept the requests of the third-party claimants and reverse the judgement of the Commercial Court sanctioning the Safeguard Plan, such decision could theoretically result in the nullification of the implementation of the Safeguard Plan with retroactive effect. However, such nullification may be impossible to implement in the context of a public offer.

Section E – Offering
E.6	Amount and percentage of dilution	Dilution

Assuming (i) the Reference Date is February 2, 2018, (ii) the total amount of the financial debt in principal and accrued and unpaid interest as of the Reference Date is equal to €362,301,237.63 under the Convertible Bonds and €1,401,497,181.90 under the Senior Notes, (iii) the Company holds 24,996 shares as treasury shares, and (iv) an amount of the Rights Issue with PSR (share premium included) of €112,215,060.36, the Historical Shareholders (as this term is defined below) (on the basis of a share capital composed of 22,133,149 shares) would hold, following all the issuances contemplated in the safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i) 3.19% of the capital, before the exercise of the Warrants #1 and Warrants #2, and

(ii) 6.69% of the capital, taking into account the exercise of all Warrants #1 (and considering they were exercised by Historical Shareholders) and Warrants #2,

if the Rights Issue with PSR is subscribed only by the DNCA Entities (holding 6.60% of the capital before exercise of the Warrants #1 and Warrants #2 and 9.89% following such exercise) and the Senior Notes holders as part of their backstop commitment, no share being subscribed by the Historical Shareholders.

In the event that the Rights Issue with PSR is fully subscribed in cash by the Historical Shareholders (on the basis of the same hypothesis, and without exercise of the backstop commitment of the DNCA Entities), such persons would hold, following all the issuances contemplated in the safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i) 13.25% of the share capital of the Company, before the exercise of the Warrants #1 and Warrants #2; and

(ii) 21.78% of the share capital of the Company, taking into account the exercise of all Warrants #1 and Warrants #2 (and considering they were exercised by the aforementioned shareholders).

For the purpose of the paragraph E.6., the “Historical Shareholders” are the shareholders of the Company demonstrating that their shares are recorded into accounts at the determined date to benefit from the detachment of the preferential subscription rights in the context of the Rights Issue with PSR.

The tables below show the effect of these financial restructuring transactions on the relative amount of equity per share and the percentage of equity interest in the Company held by the shareholders and the different stakeholders, on the basis of the assumptions set forth on the first paragraph above.

Theoretical impact of the restructuring on the relative amount of shareholders’ equity

As an indication, the theoretical impact on the relative amount of the consolidated shareholders’ equity, Group share, per share of the issues of the New Shares, the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the Backstop Warrants is presented hereafter. The identity of the subscribers, by subscription by cash to the Rights Issue with PSR (Historical Shareholders or DNCA Entities due to their backstop commitment) has no impact on the results presented below

(calculated on the basis of consolidated shareholders’ equity, Group share, on September 30, 2017 and 22,133,149 Company shares outstanding on December 31, 2017 including treasury shares):

	Amount of equity per share (in US dollars(1))
Assumption 1: 0% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non- diluted basis	Diluted basis(2)
Before the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	26.34	31.17

After the issue of 687,775,690 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	3.89	4.05

After the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	3.93	4.08

(1) Euro / US dollar exchange rate on September 30, 2017 of $1.18060 for one euro used to translate the amount of this capital increase into US dollars.
(2) If all 425,362 exercisable and non-exercisable stock options are exercised.

	Amount of equity per share (in US dollars(1))
Assumption 2: 36.38% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non- diluted basis	Diluted basis(2)
Before the issue of 749,153,349 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	26.34	31.17

After the issue of 671,720,659 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	3.91	4.08

After the issue of 749,153,349 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	3.95	4.10

(1) Idem.
(2) Idem.

Theoretical impact of the restructuring on the positions of the shareholders

As an indication, the theoretical impact of the issues of the New Shares, the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the Backstop Warrants on the equity interest of a shareholder with 1% of the Company’s shares outstanding prior to these issues, depending on the percentage of the Rights Issue with PSR subscribed by the Historical Shareholders, is presented hereafter:

	Shareholders’ interest (in %)
Assumption 1: 100% of the Rights Issue with PSR subscribed by the Historical Shareholders (1)	Non- diluted basis	Diluted basis(2)
Before the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.981

After the issue of 687,775,690 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	0.133	0.132

After the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	0.218	0.218

(1) The backstop commitments of the DNCA Entities and the Senior Notes holders are therefore not implemented.
(2) If all 425,362 exercisable and non-exercisable stock options are exercised.

	Shareholder’s interest (in %)
Assumption 2: 50% of the Rights Issue with PSR subscribed by the Historical Shareholders(1)	Non- diluted basis	Diluted basis(2)
Before the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.981

After the issue of 687,775,690 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	0.082	0.082

After the issue of 765,208,380 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	0.142	0.142

(1) Only the backstop commitment of the DNCA Entities is implemented up to the amount of €56,107,540.32, the Senior Notes holders backstop commitment is not implemented.
(2) If all 425,362 exercisable and non-exercisable stock options are exercised.

	Shareholder’s interest (in %)
Assumption 3: 0% of the Rights Issue with PSR subscribed by the Historical Shareholders(1)	Non- diluted basis	Diluted basis(2)
Before the issue of 749,153,349 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.981

After the issue of 671,720,659 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	0.032	0.032

After the issue of 749,153,349 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	0.067	0.067

(1)	The backstop commitments of the DNCA Entities and the Senior Notes holders are therefore implemented respectively up to the amount of €71,390,325.24 and €40,824,735.12.
(2)	If all 425,362 exercisable and non-exercisable stock options are exercised.

Tables of shareholders’ interest after financial restructuring:

The tables hereunder reflect the holding of capital of the different categories of stakeholders after the implementation of the share transactions planned by the Financial Restructuring Plan (including the issue of Warrants #1, ABSA, Creditor shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants), depending on the percentage of the Rights Issue with PSR subscribed by the Historical Shareholders.

Assumption 1: prior to the exercise of the Warrants #1 and the Warrants #2

Portion of the Rights Issue with PSR subscribed by the Historical Shareholders (in %)(1)	Portion held by the Historical Shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	13.3%	—	81.8%	5.0%
50%	8.2%	5.1%	81.8%	5.0%
0%	3.2%	6.6%	85.1%	5.1%

(1) excluding any backstop commitment by DNCA, the DNCA Entities can nevertheless subscribe as Historical Shareholders.

Assumption 2: after issuance of the new shares resulting from exercise of the Warrants #1 and the Warrants #2
Portion of the Rights Issue with PSR subscribed by the Historical Shareholders (in %)(1)	Portion held by the Historical Shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	21.8%	—	73.7%	4.5%
50%	14.2%	7.6%	73.7%	4.5%
0%	6.7%	9.9%	78.8%	4.6%

(1) Excluding any backstop commitment from DNCA, the DNCA Entities can nevertheless subscribe as Historical Shareholders.